

March 2, 2012

<u>Via Facsimile</u>
Craig D. Gates
President and Chief Executive Officer
Key Tronic Corporation
N. 4424 Sullivan Road
Spokane Valley, WA 99216

>   **Re: Key Tronic Corporation**
>   **Form 10-K for the Fiscal Year Ended July 2, 2011**
>   **Filed on September 12, 2011**
>   **File No. 000-11559**

Dear Mr. Gates:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended July 2, 2011</u>

<u>Business, page 3</u>

1.   We note that during fiscal year 2011, three of your customers each accounted for 15% or more of your total net sales. Please tell us whether you have material contracts with these customers. If so, describe the material terms in your response and confirm that you will provide such disclosure in subsequent filings, as appropriate. Additionally, to the extent you have material contracts with these customers, please file them as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K or provide us with your analysis as to why the agreements are not required to be filed.

Research, Development, and Engineering, page 5

2.   Please refer to the second paragraph in this section. We note that "you focused most of [y]our RD&E efforts on current customer EMS programs" and that the manufacture and design must meet customer specifications (page 11). We further note that "program materials" are a component of RD&E costs (page 19). Please describe the RD&E activities most focused on, including what percentage of RD&E costs are related to specific EMS programs. In this regard, it is our understanding that each EMS program represents an individual project for an individual client. Also, tell us how you have considered whether any portion of your RD&E costs may represent cost of sales.

Risk Factors, page 7

General

3.   Your risk factor subheadings are too vague and generic to adequately describe the related risk or uncertainty described in the text that follows. For example, you use such subheadings as "Competition," "Economic Conditions," "Manufacturing Process" and the like. Please confirm that in subsequent filings you will revise your risk factor subheadings so they succinctly describe the related risk or uncertainty. See Item 503(c) of Regulation S-K. For further guidance, refer to Staff Legal Bulletin No. 7A "Plain English Disclosure," available on our website.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 23

4.   We note your disclosure on page 10 that "certain foreign jurisdictions restrict the amount of cash that can be transferred to the U.S. or impose taxes and penalties on such transfers of cash." Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the United States and the impact, if material, that the repatriation would have on the company's results of operations and financial condition. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-8350.

Part III

Executive Compensation (Incorporated by Reference from Definitive Proxy Statement Filed September 19, 2011)

Narrative Disclosure of Summary Compensation Table, page 10

5.   We note that there were material increases in base salary of up to nearly 20% in fiscal 2011 as compared to fiscal 2010. You state, however, that the base salary paid for each of your named executive officers is within a range that targets "median market salary." Please explain how the increases were determined for each named executive officer. In your response, please specifically describe the market used for this purpose—including the names of any companies included in your market analysis and the basis on which such companies were chosen. In addition, identify the median market salary and tell us where the base salaries paid to your executive officers fell in relation to the median. See Item 402(o) of Regulation S-K. Please confirm that you will include disclosure to this effect in future filings, as appropriate.

Exhibits 31.1 and 31.2

6.   We note that when identifying the individual at the beginning of the certification, the title of the certifying individual is included. Please confirm that in future filings the certifying individual will be identified by name only.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443, or Christine E. Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551- 3105 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

                          Sincerely,

                          /s/ Stephen G. Krikorian

                          Stephen G. Krikorian
                          Accounting Branch Chief